Contact

www.linkedin.com/in/johnlharlow
(LinkedIn)

Top Skills

Sales & Marketing Leadership
Marketing Management
Supply Chain Management

Languages

Spanish (Native or Bilingual)

John Harlow

Business Leader | Strategist | Technologist
Seattle, Washington, United States

Summary

Results-driven business leader with a proven track record in multiple industries, including commercial construction, mechanical contracting, building controls, life safety, and e-commerce. Skilled in corporate strategy, business development, operations, finance, and technology, focusing on achieving results through collaboration, emotional intelligence, accountability, coaching, and metrics. Committed to fostering growth, innovation, and excellence within organizations by building teams to achieve shared goals.

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Experience

ReCapturit®
Co-Founder & Advisor
2019 - Present (5 years)
Seattle, Washington, United States

ReCapturit.com is where the circular economy meets the passion economy. Financial and operational advisor who launched a fully featured, purpose-built, two-sided marketplace platform for the online sale of repurposed and recycled materials and products sourced from building construction and deconstruction. ReCapturit.com helps facilitate waste reduction by keeping building materials out of landfills and preserving architectural history.

Absco Solutions
Director of Sales & Marketing
2023 - 2024 (1 year)
Seattle, Washington, United States

Sales and marketing leader of a regional B2B commercial contractor specializing in security, communications, systems integration, and fire alarm systems. P&L responsibility for company sales, marketing, and go-to-market strategy. Directed marketing for sister company FCP Insight, a SaaS automated construction company management application.

Johnson Controls
ASL Northwest (Area General Manager) BSNA Division

2019 - 2021 (2 years)
Seattle, WA

Area business operations and sales leader of a global B2B smart building commercial contractor offering life safety, security, HVAC, controls, and systems integration solutions. Accomplished $60M in revenue with 120 employees. P&L responsibility for branch offices in Washington, Oregon, Alaska, and Utah.

Cardinal Heating and Air
General Manager
2016 - 2018 (2 years)
Kirkland, Washington

Business management of a regional B2C mechanical HVAC contractor specializing in residential and luxury home solutions. P&L responsibility for the company and leadership of operations, marketing, sales, service, and fabrication teams.

Aronson Security Group (was acquired by ADT)
Director Global Accounts & Corporate Risk
2008 - 2015 (7 years)
Seattle, WA

Operations and sales leader for the global team of a B2B commercial security contracting firm focusing on systems integration for domestic and international clients. Directed key account teams that implemented projects in over 20 countries for enterprise Fortune 500 companies.

NetVersant
Regional Director
2005 - 2008 (3 years)
Seattle, WA

Regional operational and sales leader of smart building B2B commercial contractor with a core business in network infrastructure, security, wireless, telephony, and systems integration. The territory included Washington, Oregon, and Northern California.

Siemens Building Technologies
Sr. Project Manager
2000 - 2005 (5 years)
San Antonio, TX

Area operational and sales leader for B2B smart building commercial contractor specializing in life safety, security, HVAC, building controls, and systems integration.

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Education

Trinity University
Bachelor of Arts (B.A.), Political Science

Trinity University
Bachelor of Arts (B.A.), Spanish